Northeast

Utilities System

107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-3181

Fax (860) 665-4886

Internet:  butlegb@nu.com

Gregory B. Butler

Senior Vice President and General Counsel*

*Admitted in New York

September 13, 2007

BY EDGAR AND FAX: (202)-772-9204

Ellie Quarles, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Definitive 14A

File March 26, 2007

Commission File No. 001-05324

Dear Ms. Quarles:

Northeast Utilities has received your letter dated August 21, 2007 with respect to the review by the Securities and Exchange Commission of the above-referenced filing.

This letter confirms that, pursuant to our request by telephone earlier today, the due date for our responses to the comments in your letter has been extended.  Pursuant to the extension, Northeast Utilities will respond to the comments in your letter on or before October 16, 2007.

If you have any questions or require additional information, please contact Kerry Tomasevich at (860) 665-5744 or me at (860) 665-3181.

Very truly yours,

/s/ Gregory B. Butler